Exhibit 99.1

argenx Presents New Data at AANEM and MGFA Scientific Session Showcasing Earlier and Sustained Treatment in MG and CIDP with VYVGART and Progress Across its Neuromuscular Pipeline

•	New data show deepening improvement in ocular MG and sustained one-year efficacy in anti-AChR antibody-negative MG – broadening VYVGART's potential to treat all MG patients

•	Real-world evidence from more than 1,100 U.S. MG patients indicates the value of treating earlier with VYVGART

•	Long-term data reinforce VYVGART’s consistent safety and efficacy profile in CIDP, and Phase 4 switch data support the feasibility of a direct, one-week transition from IVIg

•	Empasiprubart Phase 2 study results in MMN support its potential as a pathway-selective complement therapy

September 29, 2026, 8:00 AM EST

Amsterdam, the Netherlands – argenx SE (Euronext & Nasdaq: ARGX), a global immunology innovation company, will present new data from across its portfolio and pipeline at the 2026 American Association of Neuromuscular & Electrodiagnostic Medicine (AANEM) Annual Meeting and the Myasthenia Gravis Foundation of America (MGFA) Scientific Session in Orlando, Florida, from September 29 – October 2, 2026. Presentations will include clinical, long-term and real-world data for VYVGART (IV: efgartigimod alfa-fcab and SC or Hytrulo: efgartigimod alfa and hyaluronidase-qvfc) in myasthenia gravis (MG) and chronic inflammatory demyelinating polyneuropathy (CIDP), as well as results for empasiprubart and adimanebart, reflecting argenx’s innovative pipeline across rare neuromuscular diseases.

“The data we are presenting at AANEM and MGFA show how far the evidence for VYVGART now reaches – across years of treatment and into patient populations historically left out of clinical trials,” said Luc Truyen, M.D., Ph.D., Chief Medical Officer, argenx. “Our aim with VYVGART is to benefit as many patients as we can while simplifying treatment decisions for clinicians treating MG and CIDP. In MG, that means one clear treatment choice regardless of a patient's antibody status. We are also seeing growing evidence that starting treatment earlier in MG and CIDP makes a difference. That same ambition to reach more patients drives our pipeline, where empasiprubart and adimanebart target distinct mechanisms in neuromuscular diseases that remain underserved.”

Expanding Breadth of Treatment in MG

•	Continued Improvement with Additional Cycles in Ocular MG. New data from the Phase 3 ADAPT OCULUS study show that improvements in ocular MG among patients treated with VYVGART continue to deepen with additional treatment cycles. After two cycles of VYVGART beyond the placebo-controlled period, mean Myasthenia Gravis Impairment Index (MGII) patient-reported ocular scores improved further from -4.5 to -6.8 points in AChR-Ab-positive patients and from -2.7 to -4.5 points in triple-seronegative patients, indicating that meaningful clinical benefit deepened with continued treatment. These results build on the evidence supporting VYVGART’s potential as the first targeted treatment for patients living with ocular MG. (AANEM Poster #328).

•	Sustained Efficacy in anti-AChR antibody-negative MG. One-year ADAPT SERON results show sustained efficacy and consistent safety in patients with generalized MG who do not have detectable anti-AChR antibodies, with mean Myasthenia Gravis Activities of Daily Living (MG-ADL) improvements of approximately 5 points maintained through Week 52 (MGFA Oral #72; AANEM Poster #151). The importance of addressing this historically underrepresented population is further reinforced by real-world evidence from the German Myasthenia Gravis Registry, which found a higher disease burden among patients without detectable anti-AChR antibodies than among AChR-Ab-positive patients, including greater impairment in activities of daily living (mean MG-ADL 6.9 versus 4.8), disease severity, quality of life, and fatigue (MGFA Poster #67).

•	Benefits of Earlier Treatment. A real-world analysis of more than 1,100 U.S. MG patients treated with VYVGART showed improvements in MG-ADL scores, steroid burden and exacerbation rates across all sub-cohorts, with the greatest gains among patients who initiated treatment earlier – whether defined by fewer prior treatments or shorter time from diagnosis. Patients treated with VYVGART within a year of diagnosis had a mean MG-ADL reduction of 4.7 points over the first three months, versus 3.5 points among those treated more than three years after diagnosis, and 50% reached minimal symptom expression (p<0.001; MGFA Poster #24).

Demonstrating Sustained Patient Benefit in CIDP

•	Long-term, Consistent Safety and Efficacy. An interim analysis of the ADHERE and ADHERE+ study reinforces the consistent safety profile of VYVGART Hytrulo with follow up of CIDP patients extending beyond five years of treatment. On measures of disability, approximately 40% of responding participants reached an INCAT score of 0 or 1 during the extension, indicating independence in most daily activities with little to no functional disability (AANEM Poster #391).

•	Early Grip Strength Improvement. A post hoc analysis shows VYVGART Hytrulo reduced the relative risk of grip strength deterioration in CIDP patients by 71.5% (hazard ratio 0.285; p<0.001), with early improvement detected faster through grip strength assessment than established disability measures (AANEM Poster #343).

•	One-week Direct Transition from IVIg. Data from the Phase 4 switch study evaluated the transition from IVIg to VYVGART Hytrulo one week after the last IVIg dose, with 87% of patients remaining on VYVGART Hytrulo through 12 weeks – supporting the feasibility of initiating VYVGART with a one-week interval after concluding treatment with IVIg (AANEM Poster #128).

•	Response as a First-Line Treatment. A longitudinal analysis of ADHERE and ADHERE+ shows that 87.5% of treatment-naïve patients treated with VYVGART Hytrulo achieved confirmed evidence of clinical improvement, and 44.4% of these patients improved by 2 or more INCAT points between the start of stage A and Week 36 of ADHERE+ (AANEM Poster #345).

Advancing into New Neuromuscular Targets and Indications

•	Sustained Benefit in MMN. Phase 2 ARDA+ results show sustained clinical benefit and consistent safety with empasiprubart in multifocal motor neuropathy (MMN) (AANEM Poster #175), supported by translational data on pathway-selective complement blockade (AANEM Poster #225).

•	Digital Gait Outcomes in CMS. The Phase 1b study of adimanebart in adults with DOK7- congenital myasthenic syndrome (CMS) reported in-clinic and real-world improvements in walking performance, measured by digital gait outcomes and informed by qualitative patient interviews (AANEM Posters #130 and #438)

Details for oral and poster presentations at MGFA and AANEM are as follows:

Oral Presentations at MGFA and AANEM
Title	Presentation
Myasthenia Gravis (MG)

Psychometric Evaluation of the Myasthenia Gravis Impairment Index Patient Reported Outcome Ocular Score in Ocular Myasthenia Gravis: Results From a Phase 3 Clinical Trial in Ocular Myasthenia Gravis

Presenter: Jeffrey Guptill

MGFA Oral Presentation #58

Interpreting Clinically Meaningful Improvement on the Myasthenia Gravis Impairment Index (MGII) Patient Reported Outcome (PRO) Ocular Score: Responder Analyses From a Phase 3 Clinical Trial in Ocular MG

Presenter: Martina Orlovic

MGFA Oral Presentation #59
Efgartigimod in Acetylcholine Receptor Antibody Negative Generalized Myasthenia Gravis: Efficacy and Safety Results from ADAPT SERON Presenter: James F. Howard Jr.	MGFA Oral Presentation #72
Efficacy and Safety of Subcutaneous Efgartigimod PH20 Administered by Prefilled Syringe in Adults With Ocular Myasthenia Gravis: Interim Results of ADAPT OCULUS Part A Presenter: Vern C. Juel	AANEM Oral Presentation

Poster Presentations* at MGFA and AANEM
Title	Presentation
Myasthenia Gravis (MG)
Association of Earlier Efgartigimod Initiation with Improved Clinical Outcomes in Myasthenia Gravis	MGFA Poster #24
Psychometric Evaluation of the Myasthenia Gravis Impairment Index Patient Reported Outcome Ocular Score in Ocular Myasthenia Gravis: Results From a Phase 3 Clinical Trial in Ocular Myasthenia Gravis	MGFA Poster #58
Interpreting Clinically Meaningful Improvement on the Myasthenia Gravis Impairment Index (MGII) Patient Reported Outcome (PRO) Ocular Score: Responder Analyses From a Phase 3 Clinical Trial in Ocular MG	MGFA Poster #59

Comparing AChR-Ab-Positive and AChR-Ab-Negative Generalized Myasthenia Gravis: An ADAPT-SERON-Informed Analysis From the German Myasthenia Gravis Registry (MyaReg) Including Antibody-Defined Subtypes	MGFA Poster #67
Safety of Efgartigimod in Pregnancy: Bench-to-Bedside	MGFA Poster #69
Clinical and Molecular Differentiation of Efgartigimod in Generalized Myasthenia Gravis	MGFA Poster #70
Rapid, sustained improvements with efgartigimod in symptoms, daily life, and patient satisfaction in generalized myasthenia gravis: Initial results from the PREMIER study	MGFA Poster #71
Efgartigimod in Acetylcholine Receptor Antibody Negative Generalized Myasthenia Gravis: Efficacy and Safety Results from ADAPT SERON	MGFA Poster #72
Efficacy and Safety of Subcutaneous Efgartigimod PH20 Administered by Prefilled Syringe in Adults With Ocular Myasthenia Gravis: Interim Results of ADAPT OCULUS Part A	AANEM Poster #328 Poster Sessions I & III
Steroids Tapering Among Patients with Generalized Myasthenia Gravis Receiving Efgartigimod: Interim Results from the STRIVE-gMG Chart Review	AANEM Poster #273 Poster Sessions II & II
Efgartigimod Provides Rapid Clinical Improvements and Reduces Corticosteroid Use in Generalized Myasthenia Gravis: Initial Results From PREMIER	AANEM Poster #378 Poster Sessions I & III
Analysis of Real-World Data Following the Use of Efgartigimod for the Treatment of Myasthenia Gravis in the Canadian Population through the MyPATH Patient Support Program	AANEM Poster #271 Poster Sessions I & II
Long-Term Safety and Sustained Efficacy of Subcutaneous Efgartigimod PH20 in Participants With Generalized Myasthenia Gravis During ADAPT-SC+	AANEM Poster #371 Poster Sessions I & III
Design of a Phase 2a Study to Evaluate the Safety, Efficacy, and Tolerability of Empasiprubart as an Add-On Therapy to Efgartigimod in Adult Participants With Generalized Myasthenia Gravis	AANEM Poster #270 Poster Sessions I & III
Sustained Clinical Efficacy and Long-Term Safety of Intravenous Efgartigimod for Generalized Myasthenia Gravis: Final Analysis of ADAPT NXT	AANEM Poster #127 Poster Sessions I & II

Results From the ADAPT JR Study Investigating Intravenous Efgartigimod in Juvenile Generalized Myasthenia Gravis	AANEM Poster #361 Poster Sessions I & II
Efficacy and Safety of Efgartigimod in Acetylcholine Receptor Antibody-Negative Generalized Myasthenia Gravis: Initial Results of ADAPT SERON	AANEM Poster #151 Poster Sessions I & II
Patient Perspectives on Meaningful Change in the Myasthenia Gravis Impairment Index Patient-Reported Outcome Ocular Score	AANEM Poster #245 Poster Sessions I &II
Chronic Inflammatory Demyelinating Polyneuropathy (CIDP)
Neurofilament Light Chain as a Biomarker in Chronic Inflammatory Demyelinating Polyradiculoneuropathy: Insights From ADHERE	AANEM Poster #288 Poster Sessions I & III
Long-Term Impact of Subcutaneous Efgartigimod PH20 on Treatment-Naïve Participants With Chronic Inflammatory Demyelinating Polyradiculoneuropathy: Post Hoc Analysis of the ADHERE/ADHERE+ Trial	AANEM Poster #345 Poster Sessions I & II
Long-Term Safety of Efgartigimod in Chronic Inflammatory Demyelinating Polyradiculoneuropathy: ADHERE/ADHERE+ Trial Interim Analysis	AANEM Poster #392 Poster Sessions I & III
Subcutaneous Efgartigimod PH20 Treatment of a Patient With Autoimmune Nodopathy	AANEM Poster #219 Poster Sessions I & II
Intravenous Immunoglobulin to Subcutaneous Efgartigimod PH20 Transition in Chronic Inflammatory Demyelinating Polyradiculoneuropathy: A Phase 4 Study in Progress	AANEM Poster #128 Poster Sessions I & II
Immunoglobulin-G Autoantibody Signatures in Chronic Inflammatory Demyelinating Polyradiculoneuropathy: Interpreting Glycolipid Reactivity From the ADHERE Trial	AANEM Poster #174 Poster Sessions I & III
Impact of Subcutaneous Efgartigimod PH20 on Grip Strength Assessment in Participants With Chronic Inflammatory Demyelinating Polyradiculoneuropathy: Post Hoc Analysis of the ADHERE/ADHERE+ Study	AANEM Poster #343 Poster Sessions I & II
Real-World Effectiveness and Use of Efgartigimod in Chronic Inflammatory Demyelinating Polyradiculoneuropathy: ADHERE REAL Study Design	AANEM Poster #420 Poster Sessions I & II
Empasiprubart Versus Placebo (EMNERGIZE) or Immunoglobulin (EMVIGORATE) in Chronic Inflammatory Demyelinating Polyradiculoneuropathy: Study Designs	AANEM Poster #124 Poster Sessions I & III

Multifocal Motor Neuropathy (MMN)
Pathway-Selective Complement Blockade and its Impact on Bacterial Cell Killing	AANEM Poster #225 Poster Sessions I & II
Evaluation of the Effect of Empasiprubart on Nerve Morphology in Multifocal Motor Neuropathy: Study Design	AANEM Poster #176 Poster Sessions I & II
Understanding the Patient Journey in Multifocal Motor Neuropathy: Descriptive Insights From the iMMersioN Study	AANEM Poster #173 Poster Sessions I & II
Long-Term Safety and Efficacy Data of Empasiprubart in Multifocal Motor Neuropathy: Phase 2 ARDA+ Study	AANEM Poster #175 Poster Sessions I & II
Congenital Myasthenic Syndromes (CMS)
Phase 1b Study of Adimanebart in DOK7-Congenital Myasthenic Syndromes: Clinical Relevance of Digital Gait Outcomes	AANEM Poster #130 Poster Sessions I & III
Advancing Digital Measures of Walking With Qualitative Evidence: Findings From a Phase 1b Study in DOK7-Congenital Myasthenic Syndromes	AANEM Poster #438 Poster Sessions I & III
Idiopathic Inflammatory Myopathy (IIM)
Long-Term Safety and Efficacy of Subcutaneous Efgartigimod PH20 in Active Idiopathic Inflammatory Myopathy: Results From the Phase 2 Randomized ALKIVIA and Open-Label Extension ALKIVIA+ Trials	AANEM Poster #263 Poster Sessions I & II
Bridging Perspectives in Idiopathic Inflammatory Myopathies: An International Survey of Health care Specialist Practice Patterns, Treatment Goals, and Unmet Needs	AANEM Poster #399 Poster Sessions I & III
Efgartigimod Cross Indication
Safety of Intravenous and Subcutaneous Efgartigimod Reported From Multiple Global Clinical Trials in Immunoglobulin G-Mediated Autoimmune Diseases	AANEM Poster #391 Poster Sessions I & III
Efgartigimod Is a Unique Neonatal Fc Receptor Blocker That Allows Immunoglobulin G Reduction Without Broad Inhibition of Immune Responses	AANEM Poster #281 Poster Sessions I & II

*Session Times:

•	Session I: Wednesday, September 30, 6:15-6:45 p.m. ET

•	Session II: Thursday, October 1, 9:30-10:00 a.m. ET

•	Session III: Thursday, October 1, 2:45-3:15 p.m. ET

More information on the data presented at the 2026 AANEM Annual Meeting and MGFA Scientific Session can be found here.

Important Safety Information

What is VYVGART® (efgartigimod alfa-fcab) for intravenous (IV) infusion and what is VYVGART HYTRULO® (efgartigimod alfa and hyaluronidase-qvfc) for subcutaneous injection?

VYVGART and VYVGART HYTRULO are both prescription medicines used to treat adults with generalized myasthenia gravis (gMG).

It is not known if VYVGART or VYVGART HYTRULO is safe and effective in children.

IMPORTANT SAFETY INFORMATION

Do not take VYVGART if you are allergic to efgartigimod alfa or any of the ingredients in VYVGART. Do not take VYVGART HYTRULO if you are allergic to efgartigimod alfa, hyaluronidase, or any of the ingredients in VYVGART HYTRULO. VYVGART or VYVGART HYTRULO can cause serious allergic reactions and a decrease in blood pressure leading to fainting.

Before taking VYVGART or VYVGART HYTRULO, tell your healthcare provider about all of your medical conditions, including if you:

•         have an infection or fever.

•         have recently received or are scheduled to receive any vaccinations.

•         have any history of allergic reactions.

•         have kidney (renal) problems.

•         are pregnant or plan to become pregnant. It is not known whether VYVGART or VYVGART HYTRULO will harm your unborn baby.

o         Pregnancy Exposure Registry. There is a pregnancy exposure registry for women who use VYVGART or VYVGART HYTRULO during pregnancy. The purpose of this registry is to collect information about your health and your baby. Your healthcare provider can enroll you in this registry. You may also enroll yourself or get more information about the registry by calling 1-855-272-6524 or going to VYVGARTPregnancy.com

•         are breastfeeding or plan to breastfeed. It is not known if VYVGART or VYVGART HYTRULO passes into your breast milk.

Tell your healthcare provider about all the medicines you take, including prescription and over-the-counter medicines, vitamins, and herbal supplements.

VYVGART or VYVGART HYTRULO can cause side effects which can be serious, including:

•         Infection. VYVGART or VYVGART HYTRULO may increase the risk of infection. If you have an active infection, your healthcare provider should delay your treatment with VYVGART or VYVGART HYTRULO until your infection is gone. Tell your healthcare provider right away if you get any of the following signs and symptoms of an infection: fever, chills, frequent and painful urination, cough, pain and blockage of nasal passages, wheezing, shortness of breath, sore throat, excess phlegm, and nasal discharge.

•         Allergic reactions (hypersensitivity reactions). VYVGART or VYVGART HYTRULO can cause allergic reactions that can be severe. These reactions can happen during, shortly after, or weeks after your VYVGART infusion or VYVGART HYTRULO injection. Tell your healthcare provider or get emergency help right away if you have any of the following symptoms of an allergic reaction with VYVGART or VYVGART HYTRULO: rash, swelling of the face, lips, throat, or throat, shortness of breath, trouble breathing, low blood pressure, and fainting.

An additional symptom of an allergic reaction with VYVGART HYTRULO can include hives.

•         Infusion or injection-related reactions. VYVGART can cause infusion-related reactions. VYVGART HYTRULO can cause infusion or injection-related reactions. These reactions can happen during or shortly after your VYVGART infusion or VYVGART HYTRULO injection. Tell your healthcare provider if you have any of the following symptoms of an infusion or injection-related reaction: high blood pressure, chills, shivering, and chest, stomach, or back pain.

The most common side effects of VYVGART or VYVGART HYTRULO include respiratory tract infection, headache, and urinary tract infection. An additional common side effect with VYVGART HYTRULO includes injection site reactions.

These are not all the possible side effects of VYVGART or VYVGART HYTRULO. Call your doctor for medical advice about side effects. You may report side effects to FDA at 1-800-FDA-1088.

Please see the full Prescribing Information for VYVGART and full Prescribing Information for VYVGART HYTRULO.

About VYVGART and VYVGART Hytrulo

VYVGART® (efgartigimod alfa fcab) is a first-in-class human IgG1 antibody fragment that binds to the neonatal Fc receptor (FcRn), resulting in the reduction of circulating IgG autoantibodies. VYVGART Hytrulo® is a subcutaneous combination of efgartigimod alfa (VYVGART) and recombinant human hyaluronidase PH20 (rHuPH20), Halozyme’s ENHANZE® drug delivery technology to facilitate subcutaneous injection delivery of biologics. VYVGART is approved for generalized myasthenia gravis (gMG) and immune thrombocytopenia (Japan only). VYVGART Hytrulo is approved for gMG and chronic inflammatory demyelinating polyneuropathy (CIDP). VYVGART Hytrulo may be marketed under different proprietary names in other regions.

About Empasiprubart

Empasiprubart (ARGX-117) is a novel humanized monoclonal antibody that binds C2 and blocks activation of both the classical and lectin pathways of the complement cascade. By blocking complement activity upstream of C3 and C5, empasiprubart has the potential to reduce tissue inflammation and cellular damage, representing a broad pipeline opportunity across multiple severe autoimmune indications. In addition to multifocal motor neuropathy, argenx is evaluating empasiprubart in delayed graft function following kidney transplant, and chronic inflammatory demyelinating polyneuropathy (CIDP).

About Adimanebart

Adimanebart (ARGX-119) is a first-in-class humanized agonist monoclonal antibody (mAb) that specifically targets and activates muscle-specific tyrosine kinase (MuSK) to promote maturation and stabilization of the neuromuscular junction (NMJ). It is a mAb derived from llamas and discovered using the argenx SIMPLE Antibody™ platform technology. Adimanebart is being developed for patients with neuromuscular disease, including congenital myasthenic syndromes (CMS) and spinal muscular atrophy (SMA). Adimanebart was developed through argenx’s IIP program in collaboration with the world’s leading key opinion leaders on MuSK and the NMJ, Professor Steven J. Burden from MGH, Professor Shohei Koide from NYU and Professor Jan Verschuuren and Associate Professor Maartje Huijbers from LUMC.

About Myasthenia Gravis (MG)

Myasthenia gravis (MG) is a rare and chronic autoimmune disease where IgG autoantibodies disrupt communication between nerves and muscles, causing debilitating and potentially life-threatening muscle weakness. MG can present in different forms.

In generalized myasthenia gravis (gMG), weakness extends to muscles throughout the body. Approximately 20% of patients with gMG do not have detectable antibodies against the acetylcholine receptor (AChR-Ab). These patients may have detectable autoantibodies targeting other neuromuscular junction (NMJ) proteins, such as muscle-specific tyrosine kinase (MuSK) and low-density lipoprotein receptor-related protein 4 (LRP4), or others.

Ocular myasthenia gravis (oMG) is characterized by muscle weakness limited to the muscles controlling the eyes and eyelids, with common symptoms including ptosis (drooping eyelids), diplopia (double vision), and fluctuating visual disturbance that can impair daily activities.

About Chronic Inflammatory Demyelinating Polyradiculoneuropathy (CIDP)

Chronic inflammatory demyelinating polyradiculoneuropathy (CIDP) is a rare and serious autoimmune disease of the peripheral nervous system. CIDP is a heterogenous disease involving different yet overlapping pathways and a varied disease course. There is increasing evidence that IgG antibodies and the complement system play a key role in the damage to the peripheral nerves. People with CIDP experience fatigue, muscle weakness and a loss of feeling in their arms and legs that can worsen over time or may come and go. These symptoms can significantly impair a person's ability to function in their daily lives. Without treatment, one-third of people living with CIDP will need a wheelchair.

About Multifocal Motor Neuropathy (MMN)

Multifocal motor neuropathy (MMN) is a rare, severe, chronic autoimmune disease of the peripheral nervous system. The disease is characterized by slowly progressive, asymmetric muscle weakness mainly of the hands, forearms and lower legs. MMN is often associated with the presence of anti-GM1 IgM autoantibodies, leading to activation of the classical complement pathway, driving subsequent axon damage. High-dose IVIg is the only approved treatment for MMN and patients typically experience disease progression despite therapy, indicating an unmet need for efficacious and better tolerated therapeutic options.

About Congenital Myasthenic Syndromes (CMS)

Congenital Myasthenic Syndromes (CMS) are an ultra-rare and heterogenous group of congenital neuromuscular disorders caused by genetic defects that are essential for the integrity of the neuromuscular junction. Early age of onset and fatigable muscle weakness are considered clinical hallmarks of CMS. Muscle weakness can be debilitating and life-threatening causing difficulties in speaking or swallowing, impaired or absent mobility, proximal arm and leg weakness, and respiratory insufficiency. DOK7 variations are one of the more frequent and severe causes of CMS, accounting for approximately 24% of CMS cases. There are no approved treatments. The prevalence of CMS is estimated to be 5 per 1M (DOK7-CMS estimated to be 1.2 per 1M).

About argenx

argenx is the global immunology innovation company committed to improving the lives of people suffering from severe autoimmune diseases. Partnering with leading academic researchers through its Immunology Innovation Program (IIP), argenx aims to translate immunology breakthroughs into a world-class portfolio of novel antibody-based medicines. argenx developed and is commercializing the first approved neonatal Fc receptor (FcRn) blocker and is evaluating its broad potential in multiple serious autoimmune diseases while advancing several earlier stage experimental medicines within its therapeutic franchises. For more information, visit  www.argenx.com  and follow us on LinkedIn, Instagram, Facebook, and YouTube.

Media:

Colin McBean

cmcbean@argenx.com

Investors:

Alexandra Roy

aroy@argenx.com

FORWARD LOOKING STATEMENTS

The contents of this announcement include statements that are, or may be deemed to be, “forward-looking statements.” These forward-looking statements generally can be identified by the use of forward-looking words, such as “aim”, “anticipate”, “aspire”, “believe”, “can”, “continue”, “could”, “estimate”, “expect”, “entail”, “forecast”, “future”, “goals”, “hope”, “intend”, “is designed to”, “likely”, “may”, “might”, “objective”, “plan”, “possible”, “potential”, “pursue”, “project”, “predict”, “seek”, “should”, “strategy”, “target”, “will” and other words and terms of similar meaning and expression, including in connection with any discussion of future operating or financial performance. By their nature, forward-looking statements involve risks and uncertainties and readers are cautioned that any such forward-looking statements are not guarantees of future performance. argenx’s actual results may differ materially from those predicted by the forward-looking statements as a result of various important factors, including but not limited to, the results of argenx’s clinical trials; uncertainties associated with the development of novel drug therapies; preclinical and clinical trial and product development risks and setbacks; interpretation of argenx’s clinical trial data by regulatory authorities and argenx’s ability to obtain regulatory approval; the risk that early stage clinical trials may not be predictive of results in later stage or large scale clinical trials; the occurrence of adverse safety events or participant dropouts; the acceptance of its products and product candidates by its patients as safe, effective, and cost-effective; the impact of governmental laws and regulations, including tariffs, export controls, sanctions and other regulations on its business; the impact of healthcare regulations, including rules on reimbursement for argenx’s products; competition in drug discovery, development and commercialization efforts; its reliance on third-party suppliers, service providers and manufacturers; and instability and conflicts in the regions in which the company has suppliers or markets for its products. A further list and description of these and other risks, uncertainties, and factors that could cause actual results to differ materially from those referred to in the forward-looking statements can be found in argenx’s U.S. Securities and Exchange Commission (SEC) filings and reports, including in argenx’s most recent annual report on Form 20-F filed with the SEC as well as subsequent filings and reports filed by argenx with the SEC. Given these risks and uncertainties, the reader is advised not to place undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this press release. argenx undertakes no obligation to publicly update or revise the information in this press release, including any forward-looking statements, except as may be required by law.